SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO RULE 257(b)(4)

UNDER REGULATION A

(DATE OF REPORT: [FILING DATE])

Graze, Inc.
(Exact name of issuer as specified in its charter)

Commission File No.: [Insert]

CIK: 0001734237

EIN: [Insert]

State of Incorporation: Delaware

Principal Executive Office: 6700 Pinecrest Drive, Suite 400, Plano, TX 75025

Website: http://grazerobotics.com/

ITEM 4. CHANGES IN CONTROL OF ISSUER

Effective April 30, 2025, a majority of shareholders of Graze, Inc. (the “Company”) executed written consents reconstituting the Board of Directors. Ms. Valeri Inting and Mr. John Vlay were appointed to serve as Directors.

On May 2, 2025, Ms. Inting was appointed Interim President. Former CEO and Director, Mr. Logan Fahey, was placed on administrative leave pending an internal investigation and subsequently resigned on June 3, 2025.

To note, a change in control of the issuer was previously disclosed in the Form 1-U filed on June 3, 2025. This item is restated here solely for context.

Item 7. Termination of Crowdfunding Offering and Assignment for the Benefit of Creditors (ABC)

Following an extensive review of Company records, governance, and financial activities conducted by the reconstituted Board, the Company reports the following material developments:

Termination of Crowdfunding Offering

On June 18, 2025, the Board declined to accept remaining Regulation Crowdfunding (Reg CF) proceeds. This decision follows the Board’s internal investigation, which has uncovered serious concerns regarding prior disclosures, financial commitments, and the use of investor funds under the leadership of its former CEO Mr. Logan Fahey.

The Board concluded that accepting further capital from the RegCF campaign at this stage would not serve the best interests of the Company and its shareholders. Given the Company’s unresolved liabilities and the lack of operational continuity inherited from prior management, the Board believes that this could compromise its fiduciary obligation to protect stakeholders and to preserve integrity in corporate governance. Proceeding would risk legitimizing the possible misconduct that it is investigating.

Assignment for the Benefit of Creditors (ABC)

On June 26, 2025, the Board unanimously approved a resolution authorizing the Company to initiate an Assignment for the Benefit of Creditors (ABC). At the time this decision was made, the Board has received notice of cumulative claims exceeding $2 million and had identified several financial and operational matters requiring further review. These matters include potentially unauthorized prior contractual obligations, challenges to internal systems, and gaps in supporting documentation related to expenditures, liabilities, and possible transactions for the benefit of insiders during the offering period. The Company has since initiated an Assignment for the Benefit of Creditors (ABC) to facilitate an orderly resolution process.

Item 6. Departure of Certain Directors or Officers

As part of its internal investigation, the Board is reviewing changes in Company leadership and whether such changes were properly authorized, documented, and disclosed in accordance with applicable regulatory requirements.

Matters currently under investigation include, but are not limited to:

•	The reported appointment and subsequent removal or resignation of Ms. Lisa Fiore, who was listed as a Director in the Company’s Form C and Offering Page filed in October 2024. The Board is investigating whether any resignation, removal, or change in her status was formally documented or disclosed through appropriate SEC filings.

•	The employment status of Mr. Phil Duffy, who was listed as the Company’s Chief Operating Officer and Chief Product Officer during the Reg CF offering period. As of March 2025, Mr. Duffy is reportedly no longer with the Company. The Board is investigating whether his departure was properly documented and whether it triggered disclosure obligations that were unmet by prior leadership.

•	The appointment timeline of Randy Samsel, whose role as a Director was referenced in investor communications prior to the effective date disclosed in a later Form 1-U. The Board is reviewing available records to determine whether there was consistency between internal actions and external reporting.

At this stage, the Board has not reached any conclusions regarding these matters. The Company is providing this disclosure to ensure transparency around the scope of its ongoing investigation. Additional disclosures will be made as the review progresses.

Item 9. Other Events

The Board of Directors has been conducting an investigation into historical operations, governance practices and financial activity during and leading up to the Company’s latest Reg CF offering.

This investigation included review of historical records, correspondence, accounting data, and prior public filings. The matters under review included, but are not limited to, the following:

•	The volume, structure, and documentation of financial obligations incurred during and prior to the Reg CF campaign, including bridge loans, vendor payables, deferred compensation, and settlement agreements. The Board is reviewing whether appropriate internal approvals, repayment plans, and investor disclosures were in place.

•	Disbursements to L2 Companies, an entity affiliated with former CEO Mr. Logan Fahey and his spouse Mr. Lucas Franz. Company records reflect that payments totaling approximately $634,000 were made to L2 Companies between December 2023 and April 2025. The Board is investigating the contractual basis, documentation, and governance review associated with these transactions.

•	A $10,000 wire transfer to Mr. Lucas Franz in March 2025. Mr. Franz is not an employee or officer of the Company. No contract or supporting documentation has been provided to the Board to justify this transfer. The Board is investigating the purpose of the payment, the authority under which it was made, and whether it was subject to disclosure or internal review at the time.

•	A $1 million media contract entered into in March 2025. The Board is reviewing the timeline, approval process, and whether the Company’s financial position at the time was consistent with such a commitment. Available records reviewed by the Board indicate that this contract was signed while substantial obligations were already outstanding and the Company’s operating balance may have been severely limited.

•	System access and operational continuity following the leadership transition. The Board is investigating how and why administrative control over the Company’s core business systems–including corporate emails, Company files, and its Microsoft 365 environment–came to be held by L2 Companies. The review includes an examination of whether this arrangement was formally authorized, whether it reflected Company policy, and what conditions were placed on the transfer or restoration of access during the transition period.

•	Discretionary expenditures incurred during periods of financial constraint, including travel, lodging, and entertainment. The Board is reviewing documentation related to airfares (including semi-private jet travel), high-end hotels, fine dining restaurant charges, all-inclusive wellness resort stays, and a visit to the aquarium incurred in late 2023 and early 2024. This review includes transactions charged to corporate cards associated with former Company personnel including Mr. Fahey and former Chief of Staff, Ms. Ellen Bruno. The purpose of this review is to determine whether such expenditures were appropriately documented, approved under Company policy, and consistent with the Company’s financial condition and fiduciary obligations at the time.

•	The alignment of Reg CF offering materials with the Company’s financial position and obligations. This includes a review of whether public filings made during the offering period reflected all material liabilities and related-party transactions, and whether any required amendments were omitted.

The Company has not reached conclusions regarding any of the matters listed above. The Board continues to gather documentation, coordinate with advisors, and engage stakeholders as part of its investigative process. Additional disclosures may follow as the review develops.

A preliminary report has been shared with shareholders regarding the ongoing investigation.

The Company encourages shareholders, vendors, and other relevant parties who may have information or documentation to assist with the ongoing review to contact investors@grazemowing.com.

Legal Notice and Reservation of Rights

This report contains statements regarding matters currently under review by the Company’s reconstituted Board of Directors. These statements reflect the Company’s understanding based on documentation and information available as of the date of this filing and may be subject to change. Nothing herein should be construed as a final determination of legal liability, regulatory violation, or enforceability unless and until such matters are adjudicated by a court of law or relevant authority.

The Company expressly reserves all rights to assert claims, pursue recovery, initiate legal proceedings, or take any other action deemed appropriate in connection with the matters under investigation, including but not limited to potential claims involving breach of fiduciary duty, misuse of Company funds, or failure to comply with governance or disclosure obligations. No waiver of rights is intended or should be inferred from this filing.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze, Inc.

By:

Valeri Inting

Interim President and Director

Date: July 10, 2025